FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Cheatham	Douglas	J.		Old Second Bancorp. Inc. OSBC					Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X	Officer (give title below)	Other (specify below)
	C/O Old Second National Bank 37 South River Street					12-17-02			Executive Officer—CFO

(Street)						5.	If Amendment,	7.	Individual or Joint/Group Filing
							Date of Original		(Check Applicable Line)
							(Month/Day/Year)		X	Form filed by One Reporting Person
										Form filed by More than One Reporting Person
	Aurora	IL	60506

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)									(Instr. 3 and 4)
							Code	V		Amount	(A) or (D)	Price

	Old Second Bancorp Inc. Common Stock

	Common Stock													701		I		401(k) Plan

	Common Stock													598		I		Pr. Sh. Plan

	Common Stock													666		D

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

Old Second Bancorp Inc.

	Phantom Stock		1 for 1

	Employee Stock Option (Right to buy)		$37.61		12-17-02				A	V		6,000			12-17-03*	12-17-12

	Employee Stock Option (Right to buy)		$17.82-Restated												12-19-01	12-19-10

	Employee Stock Option (Right to buy)		$20.91-Restated												12-31-00	12-14-09

	Employee Stock Option (Right to buy)		$29.49-Restated												12-18-02	12-18-11

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock					321		D

	Common Stock	6,000		—		20,666		D

	Common Stock	4,000

	Common Stock	2,500

	Common Stock	4,500				Restated for 4 for 3 stock split effected June 24, 2002—14,666 shares

Explanation of Responses: * The option becomes exerciseable in 33 1/3% increments on December 17, 2003, December 17, 2004 and December 17, 2005 respectively. The option was approved at the Board of Directors' meeting held December 17, 2002.

/s/ J. Douglas Cheatham **Signature of Reporting Person	12-17-02 Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002